

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Pieter du Plooy
President
HOMEOWNUSA
112 North Curry Street
Carson City, Nevada 89703

>   **Re: HOMEOWNUSA**
>   **Amendment No. 8 to Registration Statement on**
>   **Form S-11**
>   **Filed June 11, 2012**
>   **File No. 333-170035**

Dear Mr. du Plooy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your tax opinion still does not opine that you qualify as a REIT for the relevant taxable year. As such, please revise your disclosure, accordingly, regarding your intentions to qualify as a REIT.

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Plan of Distribution, page 30

3.   We note your response to comment 4 that registration of this offering provides a "higher level of confidence." Please revise to balance the noted disclosure by clarifying here the risk associated with enforcing the U.S. securities laws in foreign jurisdictions and against

persons living in foreign jurisdictions.

4.   You indicate that your shares "may" be sold "directly" by Mr. du Plooy. Considering you also disclose that you will not offer shares through underwriters, dealers, or agents, please clarify that your shares will be offered by Mr. du Plooy on a prompt and continuous basis, consistent with Rule 415(a)(1)(ix) of Regulation C.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

5.   We note your response to comment 5 and your reference to our prior comment from April 21, 2011. Please note that the prior comment sought the reasonable basis for your disclosure, but not necessarily its inclusion in this document if you have not yet performed diligence on the listed properties. Please remove the list of properties from this document and provide us with updated support.

6.   We note the revised disclosure that in analyzing a property, you would assume an occupancy rate of 90%. Please revise to clarify the speculative nature of assuming 90% occupancy for properties with low or zero occupancy at acquisition.

7.   Please provide us with the responsible basis for your renovation estimates on page 37.

Undertakings, page 81

8.   Please revise your undertakings to replace your references to limited partners with the term shareholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Diane D. Dalmy *(via facsimile)*